UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2022

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated March 17, 2022.

The information included in this Report on Form 6-K (including Exhibit 99.1 hereto) that is furnished shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. In addition, the information included in this Report on Form 6-K (including Exhibit 99.1 hereto) that is furnished shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference into such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports financial results for full year 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: March 17, 2022

2

Pharming Group reports financial results for full year 2021
Patient enrollment and product demand driving revenue recovery throughout 2021 following Q1 2021 Covid-19 impact

Quarterly US revenues continue to recover and increased 3% in Q4 to US$52.4 million, bringing total US annual sales to US$193.4 million, a 5% decrease compared to the previous year

Operating profit impacted by upfront payment for in-licensing of OTL-105, investments in company growth, and one-off impairment costs

Strong cash flow from operations enabling investment in pipeline to support long-term growth, including launch of leniolisib expected from Q1 2023 following positive pivotal data

Leiden, The Netherlands, March 17, 2022: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/NASDAQ: PHAR) presents its preliminary (unaudited) financial report for the full year ended December 31, 2021.

•The Company will hold an analyst conference call at 14:00 CET/09.00 ET today. Dial in details can be found on page 6 of this report.
•The Company will also hold a webinar at 19:00 CET/13:00ET on March 24, 2022 to review the year in more detail. Registration details can be found on the Company’s website: www.pharming.com.

Sijmen de Vries, Chief Executive Officer, commented:
“2021 marked the beginning of an important period in Pharming’s development. The strength of our commercial business, which we continued to build on during the year through the reimbursement of RUCONEST® in new markets and expanding the reach of the product through new licensing agreements, has enabled us to increase our investment in long-term growth to achieve a number of additional strategic goals. In particular, our in-licensing and subsequent investment in leniolisib, which was recently validated following positive headline data in a pivotal study in patients with activated phosphoinositide 3-kinase delta syndrome. As a result, we are increasing our investment in launch preparations for the product, which we expect in the US and Europe from Q1 2023 onwards, depending on regulatory approvals”.
“In addition, we were able to make an upfront payment for an investigational gene therapy for the potentially curative treatment of hereditary angioedema (HAE), OTL-105. This product leverages our significant in-house expertise in HAE as we remain focused on driving research and development of specialist products through our existing business and through further in-licensing and acquisition opportunities”.
“With the additions to the executive team and Board made during the year, we look forward to strengthening Pharming’s position as a global fully integrated biotech company focused on the treatment of rare and ultra rare diseases with unmet medical needs.”

Operational highlights
Commercial - RUCONEST®
•Reimbursement of RUCONEST® (recombinant human C1 esterase inhibitor, or “rhC1INH”) agreed with the Spanish Ministry of Health for the treatment of acute hereditary angioedema (HAE) attacks in Spain.
•Exclusive license agreement signed with NewBridge Pharmaceuticals for the distribution of RUCONEST® in the Middle East and North Africa.
•Renewed strategic manufacturing partnership with Sanofi. Extended five-year contract, with options for extension, ensures the continuation of the downstream processing in the production of RUCONEST®. Capital expenditure savings of US$40 million expected due to termination of development of Pharming’s own downstream production capacity.

Late stage pipeline - leniolisib
•Following successful completion of patient enrollment in the pivotal Phase II/III study of leniolisib for the treatment of activated phosphoinositide 3-kinase delta (PI3Kδ) syndrome (APDS) in June 2021, post-period end, reported positive top-line data, with the study meeting both co-primary endpoints and demonstrating clinical efficacy of leniolisib over placebo.
•Global regulatory filings for leniolisib are planned to begin in Q2 2022. Continued significant investment in launch preparation for the product, which is expected from Q1 2023 onwards, dependent on regulatory approval.
•Launch of navigateAPDS, a sponsored genetic testing program in collaboration with Invitae Corporation, designed to assist clinicians in identifying patients and their family members with APDS, which may lead to earlier diagnosis.
•Post period end, received a positive decision from the European Medicines Agency (EMA) on the Paediatric Investigation Plan (PIP) for leniolisib as a treatment for APDS in children, which provide a regulatory pathway to market authorization in Europe.

Earlier stage pipeline - OTL-105 and rhC1INH
•Strategic collaboration with Orchard Therapeutics, a global gene therapy leader, to research, develop, manufacture and commercialize OTL-105, an investigational ex-vivo autologous hematopoietic stem cell (HSC) gene therapy for the treatment of HAE.
•First patient enrolled in Phase IIb study assessing the efficacy of rhC1INH for the prevention of acute kidney injury after non-ST elevation myocardial infarction.

Corporate - Executive and Board appointments
•Appointment of Anurag Relan as Chief Medical Officer, Robert Friesen as Chief Scientific Officer and Ruud van Outersterp as Chief Ethics and Compliance Officer.
•Appointment of Steven Baert, Leon Kruimer and Jabine van der Meijs as Non-Executive Directors.

Financial Summary

Amounts in US$m except per share data	2021	2020	% Change
Income Statement
Revenues	198.9	212.2	(6)%
Gross profit	177.7	188.6	(6)%
Operating profit	13.6	76.3	(82)%
Profit for the year	16.0	37.7	(58)%
Balance Sheet
Cash & marketable securities	193.0	206.7	(7)%
Share Information
Basic earnings per share (US$)	0.025	0.058	(57)%
Diluted earnings per share (US$)	0.023	0.055	(58)%
Financial highlights
•Total revenues decreased by 6% to US$198.9 million, mainly due to lower sales of RUCONEST® in the US market. US sales decreased by 5% (US$193.4 million in 2021 compared to US$202.7 million in 2020), following the impact of COVID-19 on the US healthcare economy in Q4 2020 and Q1 2021, in addition to the phasing of ordering from our customers, as previously noted in the Company’s Q1 2021, H1 2021 and Q3 2021 financial reports.
•Revenues in Europe decreased to US$4.9 million in 2021 (from US$8.2 million in 2020), mainly caused by phasing of ordering, as stated in the Company’s Q1 2021, H1 2021 and Q3 2021 financial reports. Rest of World revenue (excluding Europe) decreased to US$0.5 million (from US$1.3 million in 2020).
•Gross profit was US$177.7 million, a 6% decrease in comparison to the year 2020 (US$188.6 million), which is in line with the decrease in revenues.
•Operating profit of US$36.9 million, before US$23.3 million of one-off costs, relating to investment in the pipeline of US$13.1 million to in-license OTL-105 from Orchard Therapeutics and impairment losses on tangible and intangible assets (US$10.2 million) as result of strategic decisions. Operating profit after one-off costs are US$13.6 million. We continued significant investment in Pharming’s long-term growth including increased R&D expenditure, increased pre-launch marketing preparations and manufacturing cost for leniolisib (US$11.6 million), and increased employee numbers to support growth (US$8.2 million). Insurance costs increased due to the Nasdaq listing (US$5.5 million).
•Net profit was US$16.0 million, a 58% decrease compared to the year 2020 (US$37.7 million), due to a significant increase in operating expenses. This was offset by favorable foreign currency effects (US$14.9 million).
•Cash and cash equivalents, together with restricted cash, decreased from US$206.7 million at the end of 2020 to US$193.0 million at the end 2021, due to positive cash flows from operating activities of US$37.8 million post the US$13.1 million one-off payment to Orchard Therapeutics. These are offset by negative cash flows from investments and financing activities, totaling US$49.3 million. This figure includes the payment of the final US$25.0 million milestone to Bausch Health Inc. in relation to the re-acquisition of the North American RUCONEST® commercialization rights in 2016.
•As of 1 January 2021, the Company changed its presentation currency from Euro to US dollar.

About Pharming Group N.V.
Pharming Group N.V. is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.
The flagship of our portfolio is our recombinant human C1 esterase inhibitor (rhC1INH) franchise. C1INH is a naturally occurring protein that down regulates the complement and contact cascades in order to control inflammation in affected tissues.
Our lead product, RUCONEST®, is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema (HAE) attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network.
In addition, we are investigating the clinical efficacy of rhC1INH in the treatment of further indications, including pre-eclampsia, acute kidney injury and severe pneumonia as a result of COVID-19 infections.
We are also studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS. World-wide rights for leniolisib were licensed from Novartis AG in 2019. Leniolisib met both of its primary end points in a registration enabling Phase 2/3 study in the United States and Europe. We are targeting global regulatory filings for leniolisib from Q2 2022 onwards.
Additionally, we entered into a strategic collaboration with Orchard Therapeutics to research, develop, manufacture and commercialize OTL-105, a newly disclosed investigational ex-vivo autologous hematopoietic stem cell (HSC) gene therapy for the treatment of HAE.
Furthermore, we are leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies, most notably for Pompe disease, which is currently in preclinical development.
Risk profile
We continue to closely monitor and manage the key risks and opportunities, and will respond appropriately to any emerging risk. We will issue a full overview of our risk profile in our Annual report 2021 to be published on April 6th, 2022.
Related party transactions
There are no material changes in the nature, scope, and (relative) scale in this reporting period compared to last year.
Auditor’s involvement

The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.
Forward-looking Statements
This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming’s 2020 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.
Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Sijmen de Vries, CEO: T: +31 71 524 7400
Susanne Embleton, Investor Relations Manager: T: +31 71 524 7400 E: investor@pharming.com
FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw
T: +44 203 727 1000
FTI Consulting, USA
Jim Polson
T: +1 (312) 553-6730
LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

Conference call dial-in information

Thursday March, 17, 2022 14:00CET/09:00ET
Please note, the Company will only take questions from dial-in attendees.

Dial-in details:
Netherlands (Local)     085 888 7233

United Kingdom     0800 640 6441

United Kingdom (Local)    020 3936 2999

United States (Local)     1 646 664 1960

All other locations      +44 20 3936 2999

Access code: 847189

Conference call webcast Link:
https://webcast.openbriefing.com/pharming-fy21/

Chief Executive Officer’s Review
Building on strong foundations and investing to support sustainable long-term growth
Following several years of increasing profitability, during 2021 we undertook a number of strategic steps to support long-term growth, including significant investment to expand our commercial business and pipeline. These investments were possible due to the continuing strong sales performance of our lead product, RUCONEST®, for the treatment of acute hereditary angioedema (HAE).
In line with our strategy, we have continued to expand the global reach of patients benefiting from RUCONEST®, with increasing patient enrollment and product demand, despite increasing competition and the impact of COVID-19 in early 2021 on sales and marketing activities, and patient hospitals visits. In terms of our global commercial footprint for RUCONEST®, we entered Spain and secured a distribution agreement with NewBridge Pharmaceuticals for several North-African and Middle-Eastern territories. Lastly, due to the strong sales performance of RUCONEST®, we were able to pay a final US$25 million installment to Bausch Health as agreed as part of the re-acquisition of US commercial rights to the product in 2016. With a continued need for safe and reliable acute treatment options for HAE, despite an increase in prophylactic treatment options, we remain confident in the ongoing demand for RUCONEST®.
Importantly, we have focused on the development of our late-stage asset, leniolisib, which we in-licensed from Novartis in 2019. Following the successful completion of patient enrollment in the pivotal Phase II/III study of leniolisib for the treatment of activated phosphoinositide 3-kinase delta (PI3Kδ) syndrome (APDS) in June 2021, we focused on increasing our investment in launch preparations for the product. This included entering into a collaboration with Invitae Corporation (NYSE: NVTA, “Invitae”), a leading medical genetics company, to launch a sponsored genetic testing program, navigateAPDS, designed to assist clinicians in identifying patients and their family members with APDS. The program offers eligible patients suffering from primary immunodeficiency diseases free-of-charge genetic testing to confirm an APDS diagnosis, which may lead to earlier diagnosis.
Our investment in leniolisib was validated in January 2022 with the publication of positive top-line data from the pivotal trial, which met both co-primary endpoints and demonstrated the clinical efficacy of leniolisib over placebo. We now plan to begin to submit global regulatory filings for leniolisib to the US Food and Drug Administration, the European Medicines Agency and the UK Medicines and Healthcare products Regulatory Agency starting in Q2 2022. Further clinical work will be undertaken in pediatric populations and a registration-enabling study for Japan to grow the potential market for leniolisib. We also expect continued significant investment in launch preparation for the product, which is anticipated from Q1 2023 onwards, dependent on regulatory approval. Importantly, given the small specialist prescribing base, we are able to leverage our existing commercial infrastructure for RUCONEST® in HAE for the commercialization of leniolisib in APDS. We look forward to diversifying our commercial portfolio with the launch of our second product.
Also in line with our strategy to leverage our in-house expertise, we signed a strategic collaboration with Orchard Therapeutics, a global gene therapy leader, to research, develop,

manufacture and commercialize OTL-105, a newly disclosed investigational ex-vivo autologous hematopoietic stem cell (HSC) gene therapy for the treatment of hereditary angioedema (HAE). This partnership reinforces our long standing commitment to HAE patients and treating physicians to provide a potential cure for the disease.
Also as part of the diversification of our asset base, we refocused efforts away from several internal early-stage projects, including the building of our own Drug Substance Processing plant for RUCONEST®, as we were able to continue our manufacturing contract with Sanofi for another five years, with options for further extensions. These decisions meant that we impaired past investments for an amount of US$5.4 million, but will be saving planned capital expenditures of well over US$40 million going forward.
Lastly, we have invested in our compliance and internal control systems and saw increased insurance costs. The Company believes that this increase, necessitated by Pharming’s additional Nasdaq listing, is likely to be offset by the benefits of expanded access to capital that this US listing provides. We have therefore entered 2022 on a solid footing, which will allow us to make further investments as we prepare for our next stage of growth, including our continued strategy for licensing or acquiring additional late-stage assets for unmet medical needs in rare or ultra-rare diseases to further accelerate our growth trajectory. This is supported by a strong balance sheet and bolstered by US$40 million in saved capital expenditures and access to US capital markets.
Impact of COVID-19
In 2021 there was no impact on the upscaling or continued production of RUCONEST® and leniolisib, and no impact on the availability or distribution of RUCONEST® to HAE patients as a result of the pandemic, which has continued into 2022. Throughout the year, we continued to comply with international guidance and requirements across our operations to prioritize the health and safety of our employees. Over the course of the year we experienced impacts on our sales and marketing activities, delay in clinical development across our existing pipeline, and supply chain disruptions for manufacturing consumables.
Organizational changes to support future growth
2021 marked a transformational year for our Executive Committee and Board of Directors. Anurag Relan became Chief Medical Officer following the departure of Bruno Giannetti, Robert Friesen was hired as Chief Science Officer, and Ruud van Outersterp became Chief Ethics and Compliance Officer following the departure of Anne-Marie de Groot. Upon nomination by the Board of Directors, Steven Baert, Leon Kruimer, and Jabine van der Meijs were appointed Non-Executive Directors to the Board at the Company’s Annual General Meeting of Shareholders in May of 2021.
In addition to these Executive and Board appointments, we have recruited a number of experienced new colleagues across the business during the year, to expand our existing capabilities to support future growth. Pharming’s headcount (FTE) at the end of 2021 was 300, an increase of 71 compared to the end of 2020.
These changes come at an important time in the Company’s evolution as we build a sustainable business and create long-term value for all our stakeholders.

Financial Review

Amounts in US$m except per share data	2021	2020	% Change
Income Statement
Revenues	198.9	212.2	(6)%
Gross profit	177.7	188.6	(6)%
Operating profit	13.6	76.3	(82)%
Profit for the year	16.0	37.7	(58)%
Balance Sheet
Cash & marketable securities	193.0	206.7	(7)%
Share Information
Basic earnings per share (US$)	0.025	0.058	(57)%
Diluted earnings per share (US$)	0.023	0.055	(58)%
In 2021, Pharming’s revenues decreased by 6% to US$198.9 million and operating profit decreased by 82% to US$13.6 million. Net profit decreased by 58% to US$16.0 million. This section will further elaborate on Pharming's financial performance in 2021.
Revenues and Gross Profit
The decrease in revenues was primarily a result of lower sales of RUCONEST® in the US market (US$193.4 million in 2021 compared to US$202.7 million in 2020). In the US, there was a surge in COVID-19 cases at the end of 2020 and into 2021, which led to some patients pre-filling of RUCONEST® prescriptions in Q4 2020. It also resulted in the temporary closure of the majority of physician offices, causing a reduction in routine and diagnostic patient visits and a slowdown of annual renewals of prescriptions. The combination of these factors led to lower prescription refill rates by patients still using their additional RUCONEST® stock from Q4 2020 and a reduction in new patient enrollments in the first part of Q1 2021. During the remainder of the year, these trends were reversed, with a significant increase in new patient enrollments.
Revenues in Europe decreased to US$4.9 million in 2021 (from US$8.2 million in 2020). This decrease was mainly caused by phasing of ordering. Pharming continues to build its EU commercial infrastructure and expand into new territories. Revenue in Rest of the World (excluding Europe) decreased to US$0.5 million (from US$1.3 million in 2020).
Cost of sales decreased by 10% from US$23.5 million in 2020 to US$21.1 million in 2021. Costs of sales related to product sales in 2021 amounted to US$19.1 million (2020: US$23.5 million). The remainder of costs in 2021 (US$2.0 million) stems from impairment charges on inventory designated for commercial activities. No such impairment charges were applicable for 2020.
Gross profit decreased US$10.9 million, or 6%, from US$188.6 million for the year ended 31 December 2020 to US$177.7 million for the year ended 31 December 2021. The main reasons for this decrease were the reduction in sales in the US and EU and accompanying decrease in cost of sales.
Other Operating Costs and Operating Profit
Other operating costs increased to US$166.8 million for the year ended 31 December 2021 from US$114.2 million for the year ended 31 December 2020. This cost increase of US$52.6 million caused operating profit for the year 2021 to decrease by 82% to US$13.6 million, from US$76.3 million in 2020.
The costs for 2021 increased mainly due to investments in Pharming’s long term growth. Key elements are significant investments in the pipeline, including one-off costs of the upfront payment of US$13.1 million to in-license OTL-105 from Orchard Therapeutics and pre-launch marketing preparations and manufacturing costs for leniolisib (US$11.6 million). The organization was enhanced to support growth, so employee numbers increased (US$8.2 million). Insurance costs increased due to the Nasdaq listing (US$5.5 million).
In addition, impairment losses on tangible and intangible assets were realized: US$5.4 million from the cancelled downstream production plant and US$4.8 million related to the cancelled development of RUCONEST® in a more convenient form for patients.
Financial income and expenses
Other finance income increased by US$14.2 million, from US$0.7 million for the year ended 31 December 2020 to US$14.9 million for the year ended 31 December 2021. This increase was primarily due to the significant increase in the US dollar versus the Euro during 2021. Significant favorable currency effects (US$14.8 million) were incurred on the cash balances in US dollars.
Other finance expenses decreased by US$27.1 million, from US$33.3 million for the year ended 31 December 2020 to US$6.2 million for the year ended 31 December 2021. This decrease was primarily due to the significant increase in the exchange rate of the US dollar versus the Euro during 2021, as mentioned in finance income. Furthermore, in 2020 settlement fees and expenses of US$4.3 million were paid back and extinguished the loan from Orbimed Advisors completely. In 2021, no settlement fees were paid. Finally, the final milestone of the contingent consideration which formed part of the re-acquisition transaction for North American commercial rights for RUCONEST® was triggered in Q4 2020, with the relating finance expenses of US$3.7 million. No such expenses are applicable for 2021.
Income tax expense
Income tax expense increased US$0.8 million from US$6.3 million for the year ended 31 December 2020 to US$7.1 million for the year ended 31 December 2021, despite a lower profit before tax for the year 2021 compared to 2020. The increase is caused by increased foreign tax rate differential (US$1.4 million), increased changes in non-taxable income (US$1.7 million), increased changes in statutory applicable tax rate affecting the deferred tax expense (US$2.3 million) and other smaller differences (US$0.7 million). These increases are offset by a lower taxable income (US$5.3 million).
Profit for the year
Total net profit in 2021 of US$16.0 million represented a decrease of 58% over 2020 (US$37.7 million). The decrease is mainly caused by an increase in operating costs, due to company growth, investments in Pharming’s product pipeline and impairment charges on the cancelled downstream production facility. These increased costs are partly offset by favorable currency exchange effects.
Intangible assets
In 2021, intangible assets decreased by US$10.2 million from US$94.1 million in 2020 to US$83.8 million in 2021. The decrease is caused by regular amortization (US$4.1 million),

impairment charges (US$5.1 million) and foreign currency effects (US$7.1 million), partly offset by investments in assets (US$6.0 million).
Amortization
This relates to regular amortization of the re-acquired rights related to the acquisition of all North American commercialization rights from Bausch Health in 2016 and the acquisition of all European commercialization and distribution rights from Swedish Orphan International AB (“Sobi”) in 2020. Amortization is charged based on the economic lifetime of the intangible asset. The economic lifetime of the North American commercialization rights from Bausch Health is 20 years, where the economic lifetime of the European commercialization and distribution rights from Swedish Orphan International AB is 12 years. This estimate did not change compared to previous year.
Impairment charges
In 2018, the Company started to modify the current product RUCONEST® for more convenient forms of administration for use by the patient. This was expected to have resulted in better variants of the existing product. A total amount of US$4.6 million for the new variant prioritized version has been recognized as an internally generated intangible asset as at 31 December 2019. In 2020, the Company incurred development costs of US$0.2 million, while in 2021 no costs were incurred given a re-prioritization of the effort invested in the Company’s pipeline assets. The cost of the asset has been fully impaired in 2021 as the development program of the variant has been hibernated, resulting in an impairment charge of US$4.8 million.
In 2014, the Company acquired assets from Transgenic Rabbit Models SASU, for a total amount of US$0.5 million, which was recognized as intangible assets related to development costs of two new product leads: alpha-glucosidase for Pompe disease and alpha-galactosidase for Fabry’s disease. Given a re-prioritization of the effort invested in the Company's pipeline asset, the board of directors decided to fully impair the asset relating to alpha-galactosidase for Fabry’s disease, resulting in an impairment charge of US$0.3 million.
Investments
Investments in intangible assets relate to software and the Novartis license.
Assets acquired related to software (US$3.4 million) mainly relate to the implementation of Pharming’s new ERP system SAP S/4HANA. The new ERP system was implemented and operational as of January 1st, 2022 and hence no amortization charges are applicable for 2021.
In 2021, the Company paid US$2.6 million to Novartis for additional development. In August 2019, Pharming entered into a development collaboration and license agreement with Novartis to develop and commercialize Leniolisib, a small molecule phosphoinositide 3-kinase delta (P13Kδ) inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome (“APDS”). The asset is not subject to amortization during 2021. Amortization will start when leniolisib is approved for commercialization.
Property, plant and equipment
Property, plant and equipment increased from US$12.2 million for the year ended 31 December 2020 to US$13.2 million for the year ended 31 December 2021. In 2021, the Company had capital expenditures of US$10.7 million (2020: US$4.7 million), mainly related to new production facilities and machinery and equipment. As a result of our renewed strategic manufacturing partnership with long-term manufacturing partner Sanofi S.A., and following careful consideration, specifically regarding recently significantly increased fit-out costs, the Company decided to have the construction of the new building completed, but no longer pursue the realization of its own downstream production capacity at Pivot Park in Oss. Pharming will continue to use the building under construction for alternative purposes. This decision resulted in an impairment of capitalized fit-out costs in assets under construction of US$5.4 million. Of this amount, a total US$4.4 million is part of investments in 2021. The remainder of the increase is partly offset by regular depreciation (US$3.2 million) and foreign currency effects US$0.9 million.
Right-of-use assets
The right of use assets increased by US$10.5 million to US$19.9 million per the year ended 31 December 2021 (2020: US$9.4 million). Investments (US$14.2 million) in 2021 primarily relate to new lease contracts for our operational facilities in the Netherlands. These investments are partly offset by regular depreciation (US$2.8 million) and foreign currency effects (US$0.9 million).
Inventories
Inventories increased from US$21.2 million for the year ended 31 December, 2020 to US$27.3 million for the year ended 31 December 2021, largely due to an increase in work in progress inventory anticipating sales growth.
Cash and cash equivalents
Cash and cash equivalents, together with restricted cash decreased to US$193.0 million at the year end 2021, compared with US$206.7 million for the year ended 31 December 2020. This was as a result of positive cash flows from operating activities of US$37.8 million remaining after the US$13.1 million one- off payment to Orchard Therapeutics and reduced by investments and negative financing cash flows totaling US$49.3 million. These US$49.3 million include investments in production facilities and the payment of the final US$25.0 million milestone to Bausch Health Inc. in Q2 2021 in relation to the re-acquisition of the North American RUCONEST® commercialization rights in 2016.
Equity
The equity position increased by US$9.5 million from US$183.4 million for the year ended 31 December 2020 to US$192.9 million for the year ended 31 December 2021, mainly due to the changes in the net result achieved by Pharming (US$16.0 million) and transactions recognized directly in equity, relating to share based compensation and exercised options (US$10.6 million), partly offset by other comprehensive income relating to currency translation reserve US$15.1 million and fair value changes on investments designated as fair value with changes through other comprehensive income US$2.3 million.
Convertible bond
The convertible bond value has decreased by US$10.9 million to US$140.9 million at the year end 2021, coming from US$151.8 million as per 31 December 2020. This is mainly caused by foreign currency effects of US$11.7 million, which is partly offset by amortization of transactions costs (US$0.8 million). During 2021, a total of US$4.4 million of interest was paid.
Lease liabilities
Lease liabilities increased by US$10.7 million from US$10.2 million as per 31 December 2020 to US$20.9 million per 31 December 2021. The increase is mainly due to new lease contracts for our operational facilities in the Netherlands (US$14.1 million), partly offset by monthly or quarterly lease payments (US$3.2 million). The remainder relates to regular accrued interest expenses and foreign exchange effects.
Other financial liabilities
Other financial liabilities decreased by US$25.0 million during 2021, which is caused by the full repayment of the final US$25.0 million milestone to Bausch Health Inc. in Q2 2021 in relation to the re-acquisition of the North American RUCONEST® commercialization rights in 2016 (contingent consideration).

Outlook
For 2022, the Company anticipates:
•A return to single digit growth in Group revenues from RUCONEST® sales, driven by the US and expanded EU operations, subject to the progression of the COVID-19 pandemic. Quarterly fluctuations in revenues are expected.
•The submission of leniolisib regulatory filings to FDA and EMA, with commercial launch expected from early Q1 2023 onwards, subject to regulatory approvals.
•The company will invest in this new product opportunity to accelerate future growth. Investments in launch preparations and focused clinical development for leniolisib will significantly increase and will significantly impact profit. With continued cash flow from RUCONEST® to fund these investments, no additional financing to support the current business is expected.
•Focused investment in potential acquisitions and in-licensing of new late-stage development opportunities and assets in rare and ultra-rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.
•Continued focus on our strategic development, ensuring Pharming’s growth through developed assets and a potentially expanded pipeline of in-licensed products to provide further life-saving therapies for patients with unmet medical needs and increase returns for our shareholders.
•Continued close monitoring of the ongoing COVID-19 pandemic and the potential impact on the business.
No further specific financial guidance for 2022 is provided.

Pharming Group N.V.
Condensed Consolidated Financial Statements in US Dollars (unaudited)
For the year ended 31 December 2021
•Condensed consolidated statement of profit and loss
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
~~•~~Condensed consolidated statement of cash flow

Appendix: Main condensed consolidated Financial Statements reported in Euros (unaudited)
(This appendix is not part of the Condensed Consolidated Financial Statements)
•Condensed consolidated statement of profit and loss in Euros
•Condensed consolidated statement balance sheet in Euros
•Condensed consolidated statement of cash flows in Euros

CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS
For the year ended 31 December

Amounts in US$ ‘000	2021	2020
Revenues	198,871	212,174
Costs of sales	(21,142)	(23,539)
Gross profit	177,729	188,635
Other income	2,620	1,829
Research and development	(70,369)	(38,519)
General and administrative	(36,974)	(24,085)
Marketing and sales	(59,445)	(51,604)
Other Operating Costs	(166,788)	(114,208)
Operating profit	13,561	76,256
Fair value gain (loss) on revaluation derivatives	114	69
Other finance income	14,906	715
Other finance expenses	(6,196)	(33,308)
Finance result, net	8,824	(32,524)
Share of net profits in associates using the equity method	694	362
Profit before tax	23,079	44,094
Income tax expense	(7,082)	(6,348)
Profit for the year	15,997	37,746
Basic earnings per share (US$)	0.025	0.058
Diluted earnings per share (US$)	0.023	0.055

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December

Amounts in US$ ‘000	2021	2020
Profit for the year	15.997	37.746
Currency translation differences	(14.802)	14.956
Fair value remeasurement investments	(2.283)	—
Items that may be subsequently reclassified to profit or loss	(17.085)	14.956
Other comprehensive income (loss), net of tax	(17.085)	14.956
Total comprehensive income for the year	(1,088)	52.702

CONDENSED CONSOLIDATED BALANCE SHEET
As at 31 December
Amounts in US$ ‘000	2021	2020
Non-current assets
Intangible assets	83.834	94.083
Property, plant and equipment	13.222	12.226
Right-of-use assets	19.943	9.427
Long-term prepayments	194	0
Deferred tax assets	21.216	31.877
Investment accounted for using the equity method	7.201	7.118
Investments in equity instruments designated as at FVTOCI	1.449	0
Restricted cash	812	510
Total non-current assets	147.871	155.241
Current assets
Inventories	27.310	21.157
Trade and other receivables	29.983	35.901
Restricted cash	227	995
Cash and cash equivalents	191.924	205.159
Total current assets	249.444	263.212
Total assets	397.315	418.453
Equity
Share capital	7.282	7.165
Share premium	453.190	445.066
Legal reserves	2.172	19.859
Accumulated deficit	(269.727)	(288.655)
Shareholders’ equity	192.917	183.435
Non-current liabilities
Convertible bonds	139.007	149.727
Lease liabilities	18.456	8.230
Other financial liabilities	165	212
Total non-current liabilities	157.628	158.169
Current liabilities
Convertible bonds	1.879	2.040
Derivative financial liabilities	0	181
Trade and other payables	42.472	47.666
Lease liabilities	2.419	1.962
Other financial liabilities	0	25.000
Total current liabilities	46.770	76.849
Total equity and liabilities	397.315	418.453

CONDENSED CONSOLIDATED STATEMENT CHANGES IN EQUITY
For the period ended 31 December
Attributable to owners of the parent

Amounts in $ ‘000	Number of shares (in '000)	Share capital	Share premium

Balance at January 1, 2020	631,323	7,079	439,887
Profit for the year	—	—	—
Other comprehensive income (loss) for the year	—	—	—
Total comprehensive income (loss) for the year	—	—	—
Legal reserves	—	—	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—
Share-based compensation	—	—	—
Bonuses settled in shares	34	—	51
Shares issued for cash/ conversion of bonds	—	—	—
Warrants exercised/ issued	60	1	89
Options exercised / LTIP shares issued	7,404	85	5,039
Total transactions with owners, recognized directly in equity	7,498	86	5,179
Balance at December 31, 2020	638,821	7,165	445,066
Profit for the year	—	—	—
Other comprehensive income (loss) for the year	—	—	—
Total comprehensive income (loss) for the year	—	—	—
Legal reserves	—	—	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—
Share-based compensation	—	—	—
Bonuses settled in shares	—	—	—
Shares issued for cash/ conversion of bonds	—	—	—
Warrants exercised	61	1	80
Options exercised / LTIP shares issued	9,867	116	8,044
Total transactions with owners, recognized directly in equity	9,928	117	8,124
Balance at December 31, 2021	648,749	7,282	453,190

CONDENSED CONSOLIDATED STATEMENT CHANGES IN EQUITY
For the period ended 31 December
Attributable to owners of the parent

Amounts in $ ‘000	Legal reserves			Accumulated deficit	Total equity
	Reserve participating interest	Capitalized development cost	Translation reserve
Balance at January 1, 2020	—	4,875	(705)	(333,749)	117,387
Profit for the year	—	—		37,746	37,746
Other comprehensive income (loss) for the year	—		14,956	—	14,956
Total comprehensive income (loss) for the year	—	—	14,956	37,746	52,702
Legal reserves	622	110	—	(732)	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	2,361	2,361
Share-based compensation	—	—	—	6,537	6,537
Bonuses settled in shares	—	—	—	—	51
Shares issued for cash/ conversion of bonds	—	—	—	1,605	1,605
Warrants exercised/ issued	—	—	—	—	90
Options exercised / LTIP shares issued	—	—	—	(2,422)	2,702
Total transactions with owners, recognized directly in equity	622	110	—	7,349	13,346
Balance at December 31, 2020	622	4,985	14,251	(288,654)	183,435
Profit for the year	—	—	—	15,997	15,997
Other comprehensive income (loss) for the year	—	270	(15,072)	(2,283)	(17,085)
Total comprehensive income (loss) for the year	—	270	(15,072)	13,714	(1,088)
Legal reserves	1,938	(4,823)	—	2,885	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	(1,853)	(1,853)
Share-based compensation	—	—	—	9,056	9,056
Bonuses settled in shares	—	—	—	—	—
Shares issued for cash/ conversion of bonds	—	—	—	—	—
Warrants exercised	—	—	—	—	81
Options exercised / LTIP shares issued	—	—	—	(4,875)	3,285
Total transactions with owners, recognized directly in equity	1,938	(4,823)	—	5,213	10,569
Balance at December 31, 2021	2,560	432	(821)	(269,727)	192,916

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS in US Dollar
For the year ended 31 December
Amounts in $’000	2021	2020
Profit before tax	23.079	44.094
Non-cash adjustments:
Depreciation, amortization, impairment of non-current assets	19.610	8.314
Equity settled share based payments	9.056	6.537
Fair value gain (loss) loss on revaluation of derivatives	(114)	(69)
Other finance income	(14.906)	(713)
Other finance expenses	6.196	33.308
Share of net profits in associates using the equity method	(694)	(362)
Other	524	(1.624)
Operating cash flows before changes in working capital	42.751	89.485
Changes in working capital:
Inventories	(6.153)	(4.934)
Trade and other receivables	5.918	(7.040)
Payables and other current liabilities	(5.193)	7.019
Restricted cash	467	1.039
Total changes in working capital	(4.961)	(3.916)
Interest received	53	715
Income taxes paid	0	(2.658)
Net cash flows generated from (used in) operating activities	37.843	83.626

Capital expenditure for property, plant and equipment	(10.739)	(4.657)
Investment intangible assets	(3.447)	(9.060)
Investment associate	0	(329)
Investment in equity instruments designated as at FVTOCI	(4.589)	0
Acquisition of license	(2.530)	(1.583)
Net cash flows used in investing activities	(21.305)	(15.629)

Repayment on loans and borrowings	0	(57.231)
Payment on contingent consideration	(25.000)	(20.722)
Payment of lease liabilities	(3.217)	(2.186)
Proceeds of issued convertible bond	0	142.825
Transaction costs related to issued convertible bond	0	(2.649)
Interests on loans	(4.448)	(2.142)
Proceeds of equity and warrants	4.718	2.791
Net cash flows generated from (used in) financing activities	(27.947)	60.686

Increase (decrease) of cash	(11.409)	128.683
Exchange rate effects	(1.826)	2.128
Cash and cash equivalents at 1 January	205.159	74.348

Total cash and cash equivalents at December 31	191.924	205.159

Appendix: Main Condensed Consolidated Financial Statements reported in Euro’s
These statements are not part of the original Interim Financial Statements. The original Interim Financial Statements are reported in US Dollars. In case of differences of interpretation between the Financial Statements in US dollars and the Financial Statements in Euros, the Financial Statements in US Dollars will prevail.

Exchange rates (USD:EUR) used:
Statement of income 2020	1.1426
Statement of income 2021	1.1860
Balance sheet at December 2020	1.2280
Balance sheet at December 2021	1.1334
Cash flow 2020	1.1426
Cash flow 2021	1.1860
Cash balance as per 1 January 2020	1.1214
Cash balance as per 31 December 2020	1.2280
Cash balance as per 1 January 2021	1.2280
Cash balance as per 31 December 2021	1.1334

CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS - EUR
For the year ended 31 December

Amounts in € ‘000	2021	2020
Revenues	167.682	185.694
Costs of sales	(17.826)	(20.601)
Gross profit	149.856	165.093
Other income	2.210	1.601
Research and development	(59.333)	(33.712)
General and administrative	(31.175)	(21.079)
Marketing and sales	(50.123)	(45.164)
Other Operating Costs	(140.631)	(99.955)
Operating profit	11.434	66.739
Fair value gain (loss) on revaluation derivatives	96	60
Other finance income	12.568	626
Other finance expenses	(5.225)	(29.151)
Finance cost net	7.440	(28.465)
Share of net profits in associates using the equity method	585	317
Profit before tax	19.459	38.591
Income tax expense	(5.971)	(5.556)
Profit for the year	13.488	33.035
Basic earnings per share (€)	0.021	0.051
Fully-diluted earnings per share (€)	0.019	0.048

CONDENSED CONSOLIDATED BALANCE SHEET - EUR
As at 31 December
Amounts in € ‘000	2021	2020
Non-current assets
Intangible assets	73.967	76.615
Property, plant and equipment	11.666	9.956
Right-of-use assets	17.596	7.676
Long-term prepayments	171	0
Deferred tax assets	18.719	25.957
Investments accounted for using the equity method	6.353	5.796
Investment in equity instruments designated as at FVTOCI	2.434	0
Restricted cash	716	415
Total non-current assets	130.467	126.415
Current assets
Inventories	24.096	17.229
Trade and other receivables	26.454	29.236
Restricted cash	200	810
Cash and cash equivalents	169.335	167.068
Total current assets	220.085	214.343
Total assets	350.552	340.758
Equity
Share capital	6.425	6.388
Share premium	399.850	396.799
Legal reserves	1.917	4.341
Accumulated deficit	(237.981)	(258.151)
Shareholders’ equity	170.211	149.377
Non-current liabilities
Convertible bonds	122.646	121.927
Lease liabilities	16.284	6.702
Other financial liabilities	145	173
Total non-current liabilities	139.076	128.802
Current liabilities
Convertible bonds	1.657	1.661
Derivative financial liabilities	0	147
Trade and other payables	37.473	38.816
Lease liabilities	2.135	1.598
Other financial liabilities	0	20.357
Total current liabilities	41.265	62.579
Total equity and liabilities	350.552	340.758

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS - EUR
For the period ended 31 December

Amounts in €’000	2021	2020
Profit before tax	19,459	38,591
Non-cash adjustments:
Depreciation, amortization, impairment	16.535	7.276
Equity settled share based payments	7.636	5.721
Fair value gain (loss) on revaluation of derivatives	-96	-60
Other finance income	-12.568	-624
Other finance expense	5.225	29.151
Share of net profits in associates using the equity method	-585	-317
Other	442	-1.421
Operating cash flows before changes in working capital	36.048	78.317
Changes in working capital:
Inventories	-5.188	-4.318
Trade and other receivables	4.990	-6.161
Payables and other current liabilities	-4.378	6.143
Restricted Cash	394	909
Total changes in working capital	-4.184	-3.427
Interest received	44	626
Income taxes paid	0	-2.326
Net cash flows generated from (used in) operating activities	31.907	73.190

Capital expenditure for property, plant and equipment	-9.055	-4.076
Investment intangible assets	-2.906	-7.929
Investment in associate	0	-288
Investment in equity instruments designated as at FVTOCI	-3.869	0
Acquisition of license	-2.133	-1.385
Net cash flows used in investing activities	-17.963	-13.679

Repayment on loans and borrowings	0	-50.088
Payment on contingent consideration	-21.079	-18.136
Payment of lease liabilities	-2.780	-1.913
Proceeds of issued convertible bonds	0	125.000
Transaction costs related to issued convertible bond	0	-2.318
Interests on loans and leases	-3.750	-1.875
Proceeds of equity and warrants	3.978	2.442
Net cash flows generated from (used in) financing activities	-23.563	53.113

Increase (decrease) of cash	-9.619	112.624
Exchange rate effects	11.886	-11.855
Cash and cash equivalents at 1 January	167.068	66.299

Total cash and cash equivalents at 31 December	169.335	167.068
---ENDS---